October 13, 2008

H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street NE

Washington, DC 20549

Re:	Maxim TEP, Inc.

Amendment # 4 to Registration Statement on Form 10

Filed September 18, 2008

File No. 000-53093

Dear Mr. Schwall:

This correspondence provides supplemental information regarding items discussed in our recent telephone conversation with certain Staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 25, 2008.

Further Comment on License Impairment Analysis

The company made its impairment analysis as of and for the year ended December 31, 2007 much earlier this year in connection with our 2007 audit. At that time, the Impairment analysis submitted to the staff assumed that Revenues for the license technology would begin in the third quarter of 2008. This analysis also assumed that training for the division would begin in the 2nd quarter of 2008, with no additional expenses incurred other than the annualized projected costs for the division (all of these are soft costs, such as salaries and benefits, and corporate fees, such as rent, telephone, office supplies, etc.). The company anticipated having the financial and human resources to accomplish this after its core business was up and running, conditioned upon obtaining the appropriate financing.

MAXIM TEP, INC.

9400 GROGAN’S MILL ROAD, SUITE 205  ❖  THE WOODLANDS, TX 77380

PHONE: 281.466.1530 FAX: 281.466.1531  ❖  www.maximtep.com

“Technology Enhanced Production”

1st Year Expenses (4th Quarter)		Full Year Expenses
Overhead	Annual	Overhead	Annual
Sales Manager	$45,000.00	Sales Manager	$60,000.00
Sales Person 1	$37,500.00	Sales Person 1	$50,000.00
Health Insurance	$3,750.00	Health Insurance	$5,000.00
Travel & Entertainment	$15,000.00	Travel & Entertainment	$20,000.00
Corporate Fee	$33,750.00	Corporate Fee	$45,000.00

Start Up Costs	$45,000.00

Total Overhead	$180,000.00	Total Overhead	$180,000.00

As of September 26, 2008, the company has not raised the sufficient financial resources for its core business and has delayed hiring the human resources necessary to develop this division and fully exploit the technology assets. The company is in the process of raising funding for its core business and should it be successful, the company will develop this division as planned.

Attached is a synopsis of the 5 year forecast that the company described in yesterday’s conference call with the Staff. The company has considered impairment of these assets in each quarter of this year and will continue to do so, pending the results of the proposed capital raise. To date, the company, in consultation with its independent public accountants, has determined that further impairment of the technology assets is not appropriate for the following reasons:

a)	Management believes that the assets can be sold, at any time, for a price greater than their book value, whether or not the company is ultimately able to procure the resources to exploit the assets as planned;
b)	Management believes that it will close a transaction imminently, resulting in sufficient resources to exploit the technology assets according to plan; and
c)	Management has received inquiries from third parties indicating demand for the services proposed to be provided by the company’s technology division.

For all of these reasons, the company and its outside accountants, have not changed the impairment analysis presented to the Staff.

Explanation of Patent Amortization:

Patent:

Effective September 12, 2006, the Company and Mr. Landers entered into a formal purchase and sale agreement to purchase Mr. Landers’ right, title and interest in and to the Landers Horizontal Drill Technology for $4,750,000. At that

MAXIM TEP, INC.

9400 GROGAN’S MILL ROAD, SUITE 205  ❖  THE WOODLANDS, TX 77380

PHONE: 281.466.1530 FAX: 281.466.1531  ❖  www.maximtep.com

“Technology Enhanced Production”

time, the patent had a remaining useful life of 7 years to reach its expiration date of 10/01/2013 (20 years from the initial application date of the base patent). Based on the remaining life of 7 yrs, monthly amortization was computed at $56,547 from 10/01/06—10/01/2013.

License:

Effective March 8, 2005, the Company entered into an assignment of a license agreement with Verdisys, Inc. (“Verdisys”) whereby Verdisys will assign all its right, title, and interest in its Verdisys License for $1,300,000. At that time, the license had a remaining useful life of 7.75 years to reach its expiration date of 10/01/2013 (20 years from the initial application date of the base patent). Based on the remaining life of 7.75 yrs, monthly amortization was computed at $13,978 from 1/1/06—10/01/2013.

JV LHD Technology:

During 2004, the Company entered into a joint venture agreement with a related party to utilize the LHD Technology and trade secrets, which is designed as a secondary enhancement technique for the purpose of stimulating oil and gas production by opening lateral channels extending radially from the well bore or horizontally into the oil and natural gas producing reservoir. The joint venture also includes the use of certain down-hole equipment. The agreement may be terminated by mutual consent of both parties at any time, and if for cause, termination must be in writing or may be terminated immediately in writing should the Company cease doing business or for other causes, as defined. At December 2006 and 2005, the Company has recorded $15,000 as an intangible asset to account for the license to use the LHD Technology and related trade secrets. No amortization due to indefinite life of the intangible asset

At December 31, 2007 our Net Intangible Assets are $4,881,302 which is comprised of the following:

Patent, Net Book Value	$3,901,786
License, Net Book Value	$964,516
LHD License (2005 non related license)	$15,000

Net Intangible Assets	$4,881,302

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MAXIM TEP, INC.

9400 GROGAN’S MILL ROAD, SUITE 205  ❖  THE WOODLANDS, TX 77380

PHONE: 281.466.1530 FAX: 281.466.1531  ❖  www.maximtep.com

“Technology Enhanced Production”

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Bryce Linsenmayer, company counsel, at (713) 547-2007.

Sincerely,

Robert D. Johnson

Chief Executive Officer

cc:	Brian Baumler, PKF Texas

MAXIM TEP, INC.

9400 GROGAN’S MILL ROAD, SUITE 205  ❖  THE WOODLANDS, TX 77380

PHONE: 281.466.1530 FAX: 281.466.1531  ❖  www.maximtep.com

“Technology Enhanced Production”

Revenue to Begin 3rd Quarter and Expenses to Begin 2nd Quarter

Technology

Maxim TEP, Inc. **5 Year Summary**

Consolidated Proforma

Price: $100 barrel of oil and $8 MCF natural Gas

ASSUMPTION: 60 DAY LAG BETWEEN DEVELOPMENT AND CASH FLOW FROM PRODUCTION

	2008	2009	2010	2011	2012	2013	5 Year Total
Income Statement							
Total Gross Oil Sales	2,374,813	52,727,527	77,375,179	70,011,957	62,958,762	56,285,944	321,734,181
Total Gross Gas Sales	2,352,151	16,386,780	31,898,753	38,018,053	36,976,123	35,547,798	161,179,659
Total Other Revenue	-	1,015,000	1,680,000	2,250,000	2,720,000	3,295,000	4,945,000
Total Gross Sales	**4,726,964**	**70,129,306**	**110,953,932**	**110,280,010**	**102,654,886**	**95,128,742**	**487,858,839**
Severance Taxes	(189,102)	(4,762,370)	(6,070,293)	(5,483,809)	(4,894,081)	(4,321,564)	(25,721,219)
Total Net Sales	4,537,862	65,366,937	104,883,639	104,796,201	97,760,805	90,807,177	462,137,620
Mineral Rights Royalty	(1,055,577)	(13,845,788)	(22,997,067)	(23,065,042)	(21,507,964)	(19,943,679)	(102,415,118)
Working Interest Partners	(327,744)	(4,081,532)	(3,783,591)	(3,423,534)	(3,301,097)	(3,176,619)	(18,094,118)
Maxim Net Revenue	**3,154,540**	**47,439,617**	**78,102,981**	**78,307,624**	**72,951,744**	**67,686,879**	**341,628,385**
Total LOE Costs	177,152	1,416,274	1,416,274	1,416,274	1,416,274	1,416,274	7,258,521
Expenses Other Revenue		180,000	189,000	198,450	208,373	218,791	
Corporate Gen & Admin Expenses	3,261,316	2,993,559	2,993,559	2,993,559	2,993,559	2,993,559	18,229,109
Income from Operations	**(283,928)**	**42,849,784**	**73,504,149**	**73,699,342**	**68,333,539**	**63,058,256**	**317,557,029**
Interest Expense / (Income)	-	-	-	-	-	-	-
Depreciation & Amortization	-	-	-	-	-	-	-
Other Expense / (Income)	-	-	-	-	-	-	-
Income Taxes	-	-	-	-	-	-	-
Net Income	**(283,928)**	**42,849,784**	**73,504,149**	**73,699,342**	**68,333,539**	**63,058,256**	**317,557,029**

Use of LHD Technology on Existing Wells in The Belton Field (Kentucky)

Assumptions

KENTUCKY EXISTING ASSUMPTIONS

INCREASE IN PRODUCTION (Per Day)

	October	November	December	THEREAFTER
OIL WELLS
$80 BLL
Belton #1 (SWD)	0	0	0	Declined 1% per Month
Belton #2	7.00	25.00	25.00	Declined 1% per Month
Belton #3		10.00	20.00	Declined 1% per Month
Belton #5		25.00	50.00	Declined 1% per Month
Belton #8		20.00	40.00	Declined 1% per Month
Belton #14			5.00	Declined 1% per Month
Belton #17			10.00	Declined 1% per Month
Belton #19			5.00	Declined 1% per Month
Belton #20			5.00	Declined 1% per Month
Belton #21			5.00	Declined 1% per Month
Belton #26			10.00	Declined 1% per Month

Total Oil Wells	7	80	175

GAS WELLS
$7 MCF
Belton #4	0	0	207	Declined 1% per Month
Belton #7	0	0	207	Declined 1% per Month
Pipeline	0	0	0

Total Gas Wells	0	0	414

TOTAL BOEPD	7	80	208

Discounted Cash Flow Analysis

Discounted Cash Flow Analysis

		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6E TV
Cash flow		$5,255,308.24	$5,193,818.38	$4,059,285.83	$3,600,263.56	$3,193,147.33	$3,352,804.69

CAPEX (Average cost $45,000 per well)		540,000

Free cash flow (FCF)		$4,715,308.24	$5,193,818.38	$4,059,285.83	$3,600,263.56	$3,193,147.33	$3,352,804.69

Perpetuity Growth	5%
Discount rate (WACC)	13.51%
Discount factor		1.14	1.29	1.46	1.66	1.88	2.14
Discounted FCF		4,154,091	4,031,053	2,775,539	2,168,692	1,694,526	1,567,485

Sum of explicit discounted FCFs		$14,823,900.18
Present value of perpetuity FCF		$19,340,302.07

Discounted FCFs (explicit & perpetuity)		$34,164,202.25
Sum of Undiscounted FCFs w/o perpetuity		$24,114,628.04

Sensitivity Analysis on Full Discounted FCFs
Succes Rate 100%	$34,164,202.25	100%
Succes Rate 75%	$25,623,151.69	75%
Succes Rate 50%	$17,082,101.12	50%
Succes Rate 25%	$8,541,050.56	25%
Succes Rate 15%	$5,124,630.34	15%

Probability of 100%	$3,416,420.22	10%
Probability of 75%	$3,843,472.75	15%
Probability of 50%	$3,416,420.22	20%
Probability of 25%	$2,135,262.64	25%
Probability of 15%	$1,537,389.10	30%

Total	$12,811,575.84	100%

Sensitivity Analysis on Discounted FCFs w/o perpetuity
Succes Rate 100%	$14,823,900.18	100%
Succes Rate 75%	$11,117,925.14	75%
Succes Rate 50%	$7,411,950.09	50%
Succes Rate 25%	$3,705,975.05	25%
Succes Rate 15%	$2,223,585.03	15%

Probability of 100%	$1,482,390.02	10%
Probability of 75%	$1,667,688.77	15%
Probability of 50%	$1,482,390.02	20%
Probability of 25%	$926,493.76	25%
Probability of 15%	$667,075.51	30%

Total	$5,558,962.57	100%

Sensitivity Analysis on Undiscounted FCFs w/o perpetuity
Succes Rate 100%	$24,114,628.04	100%
Succes Rate 75%	$18,085,971.03	75%
Succes Rate 50%	$12,057,314.02	50%
Succes Rate 25%	$6,028,657.01	25%
Succes Rate 15%	$3,617,194.21	15%

Probability of 100%	$2,411,462.80	10%
Probability of 75%	$2,712,895.65	15%
Probability of 50%	$2,411,462.80	20%
Probability of 25%	$1,507,164.25	25%
Probability of 15%	$1,085,158.26	30%

Total	$9,042,985.51	100%

October 22, 2008

H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street NE

Washington, DC 20549

Re:	Maxim TEP, Inc.

Amendment # 4 to Registration Statement on Form 10

Filed September 18, 2008

File No. 000-53093

Dear Mr. Schwall:

This correspondence provides supplemental information regarding items discussed in our recent telephone conversation with certain Staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”) between September 25 and October 21, 2008.

Reasons Why Management believes Impairment was not warranted in 2007 Year End Audit

The company made its impairment analysis as of and for the year ended December 31, 2007 much earlier this year in connection with our 2007 audit. At that time, the company and its outside accountants strongly believed that there was no need to impair the technology based on the following criteria:

Background, Purchase and 3rd Party Valuation:

The Company owns patents to a lateral drilling technology that was acquired in several pieces. Initially access to the technology was purchased through sub-licenses beginning first in late 2004 ($15k) and then an additional license in 2005 for $1.3 million (these where purchased from two separate parties). Ultimately the underlying patents were acquired in their entirety during October of 2006 for a total purchase price of $4,750,000.

MAXIM TEP, INC.

9400 GROGAN’S MILL ROAD, SUITE 205  ❖  THE WOODLANDS, TX 77380

PHONE: 281.466.1530 FAX: 281.466.1531  ❖  www.maximtep.com

“Technology Enhanced Production”

Prior to that time a valuation was prepared by third parties in 2003 and 2005 suggesting the potential value of technology was in excess of $10mm. These valuations were scrutinized internally by management and validated based on the success of the technology employed on various wells in Texas and in other countries. These valuations were conducted at a time when prices were much lower than the prevailing prices at December 31, 2007 which were in excess of $100 for oil and approx. $7 for natural gas. To use the technology, specially equipped rigs are required using the patented technology to drill radially lateral well bores that extend into the formation to provide a larger gathering capacity for the well. The Company’s initial intent was to use the technology on existing developed fields that they own an interest as a secondary recovery technique and to sell to other independent companies sub-licenses, specifically the South Belridge field in California. During 2006, the Company retrofitted a rig to perform laterals using this technology on their S. Belridge field but was held up by the operator of the field from actually deploying the technology on that field. Approximately $1mm was spent upgrading the rig and for cost of a standby crew which sat idle for several months waiting approval to move on site. The rig was later sold due to need for cash. It was apparent that the Company was committed to the technology after observing the intent to use the technology on its own field. During 2006 and 2007, the Company was approached by outside companies to acquire sub-licenses to use the technology. This did not require the use of Company cash resources which during late 2006 and early 2007 was exhausted by cash requirements on its S. Belridge field. During 2007 one sublicense was sold. These revenues were objectively verified as part of the 2007 audit.

Delay in Cash Flows:

The Company has provided a detailed cash flow analysis that suggests that in addition to the existing sub-license, other licenses would be sold that would generate up-front payments and royalties. In reviewing this analysis noted that the discounted cash flows through 2013 were approx. $5.3 million which is sufficient to cover the 12/31/07 net book value. Furthermore, the 2008 projection was to sell one additional sub-license which at that time seemed reasonable considering that they had sold one in 2007. Moreover, the company began a profound reorganization and restructuring initiative in making cost reductions, paying debt and converting debt in restructuring its balance sheet as well as hiring new management and electing a new slate of directors. This re capitalization and restructuring process lasted over 7 months. It was contemplated, in restructuring the Company’s financial position, that new capital would be available to develop its fields with a portion dedicated to promoting the technology in 2008 and beyond. Since acquiring the patented technology in 2006, management’s efforts were spent on securing critical acreage positions, funding its S. Belridge drilling obligations and ultimately, in mid 2007 through mid 2008, negotiating and paying down the Company’s debt obligations, specifically the $45 million debt to Maxim Tep PLC which went into default in March 2007. These delays have prevented management from obtaining necessary funds as well as moving forward at the pace they had desired in 2007 and 1st quarter of 2008 to market and deploy the technology according to plan.

In early 2008, management had reached a letter of intent with GEF to settle the $45mm outstanding debt obligation. This transaction closed in April 2008 resulting in the sale of

MAXIM TEP, INC.

9400 GROGAN’S MILL ROAD, SUITE 205  ❖  THE WOODLANDS, TX 77380

PHONE: 281.466.1530 FAX: 281.466.1531  ❖  www.maximtep.com

“Technology Enhanced Production”

S. Belridge to the operator of the field, repaying our debt obligation to Maxim Tep PLC and receiving a full release of any encumbrances on their O&G assets. This, alongside other debt repayments and debt conversions as well as significant cost reductions and cost efficiencies obtained, allowed the Company to realize a much healthier financial position so that the Company could raise new capital needed to move the Company’s O&G assets forward as well as pursue realization of the technology. As of the opinion date (June 10, 2008) related to the 12/31/07 audit, it seemed highly likely that the company would be able to raise new capital in light of $140 oil and $10 natural gas prices. Furthermore, higher overall commodity prices seemed to provide a more attractive opportunity to prospective O&G companies, management has received inquiries from third parties indicating demand for the services proposed to be provided by the company’s technology division. Even though a license had not been sold in 2008 through the audit report date, it was determined, at that time, that the cash flow model previously provided was not updated to reflect potential delays in timing. Based on prior events it was accepted that due to distractions, cash and people resources did not provide a realistic environment to exploit the technology at that time. Deferral of the timing of the cash flows per the model for up to a year did not appear to trigger an impairment event (the patent expires in 2013) and the deferral did not appear to indicate at that time that the asset was impaired based on the projections of sales activity anticipated. Accordingly, it was concluded as part of the 12/31/07 audit there was no impairment needed based on the facts at that time.

Cash Flow Model:

The cash flow model provided by management contemplated that revenue sources were to be generated just from the sales of sub-licenses and royalties there from. It did not contemplate improved cash flows by employing the technology on their fields. These cash flows further improve the potential to recover the value of the technology as both the sale of the technology through sub-license as well as using the technology on its existing fields can be done at that same time.

SFAS No. 157

Per Par. 12, fair value as applied to assets assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible and financially feasible at the measurement date. Highest and best use refers to the use of asset by market participants that would maximize that asset or group of assets with which the asset would be used. Highest and best use of the asset by the market participants, even if the intended use of the asset by the reporting entity is different. Accordingly, the Company may use the fair value as derived from cash flows generated from its use or it could be the cash flows generated from the ultimate sale of the assets to a third party, which ever is higher.

Based on SFAS No. 157, financial ability to exploit the asset does suggest that the sales value of the asset is impaired if sold to a third party who does have the financial ability to

MAXIM TEP, INC.

9400 GROGAN’S MILL ROAD, SUITE 205  ❖  THE WOODLANDS, TX 77380

PHONE: 281.466.1530 FAX: 281.466.1531  ❖  www.maximtep.com

“Technology Enhanced Production”

move the technology forward. Accordingly, ability to market the technology or to deploy it in their fields is not a deciding factor in determining fair value.

For the aforementioned reasons, the company and its independent outside auditors concluded that as part of the 12/31/07 audit and 1st quarter and 2nd quarter 2008 Qs, no impairment needed.

Nevertheless, in light of the recent and unprecedented financial environment affecting the world and the company and the ever increasing restrictions on credit, equity and funding opportunities in general, the company’s funding efforts have been limited. While there are prospects, much is left to the financial markets and outside instability. As such, at this time, management cannot anticipate with a comfortable degree of certainty if the appropriate amount of funding will be achieved. If an appropriate amount of funding is not achieved, less capital than anticipated will be deployed to its O&G assets. This will further postpone the company’s ability to dedicate financial as well as human resources to its technology division in the foreseeable future and, at this time, cannot with accuracy determine when this scenario will turn around. As such, the company anticipates impairment and will perform an impairment analysis for the 3rd Quarter 2008.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Bryce Linsenmayer, company counsel, at (713) 547-2007.

Sincerely,

Robert D. Johnson

Chief Executive Officer

cc:	Brian Baumler, PKF Texas

MAXIM TEP, INC.

9400 GROGAN’S MILL ROAD, SUITE 205  ❖  THE WOODLANDS, TX 77380

PHONE: 281.466.1530 FAX: 281.466.1531  ❖  www.maximtep.com

“Technology Enhanced Production”